Zodiac Exploration Inc.

TSX VENTURE: ZEX

October 11, 2011

Zodiac Announces Update on 1-10 Horizontal Well

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announced today that it has set a liner in the build section of the 1-10 well and will shortly begin to drill the horizontal section in the upper Kreyenhagen formation at approximately 14,440 feet vertical depth. Drilling is expected to take up to three weeks, at which point the Company will release the drilling rig and prepare for the completion.   The Company is planning to perform a multi-stage completion currently scheduled to occur in November.

Murray Rodgers, President and CEO commented, “We are breaking new ground in California, as this is the first horizontal well attempted at these depths in Kings County.  We are very pleased with our progress to date, as the drilling of the build section has been executed according to plan.  While much is yet to be learned about the plays that we have identified on our acreage, this well is the first step towards establishing horizontal drilling as a potentially viable method to achieve commerciality from rocks at these depths in the San Joaquin Basin. In addition, the data gathered to date has allowed our team to continue to expand our portfolio of both conventional and resource plays, with several new opportunities identified that are ‘stacked’, and can be tested by single wells in future operations.”

Murray Rodgers, Zodiac's President and Chief Executive Officer, will be presenting at the Canaccord Genuity Energy Conference in Miami, Florida on October 12, 2011 at 9:00 a.m. (EDT) and the webcast presentation will be available at the following link for ninety days following the presentation:

http://www.wsw.com/webcast/canaccord5/.

The above link and presentation are available through the Company’s website at www.zodiacexploration.ca

About Zodiac

 Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has accumulated a land base of approximately 89,000 net acres in Kings County California.  Zodiac believes that these lands contain both resource (low permeability) and conventional prospects.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the following: the Company's plans to drill a horizontal leg in its 1-10 well and the timing for completion thereof and the Company's plans for completion operations on its 1-10 well.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.	Zodiac Exploration Inc.
Randy Neely	Murray Rodgers
Chief Financial Officer	President & CEO
(403) 444-7848	(403) 444-7844